MANAGEMENT AGREEMENT
(Lake Highlands Village)

THIS AGREEMENT (the "Agreement") is made and entered into as of the 1st day of June, 2013 (the "Commencement Date"), by and between **FREEDOM LHV LLC** (hereinafter called "Owner") and **NEXBANK REALTY ADVISORS** (hereinafter called "Agent").

ARTICLE I

Establishment of Agency and Management Responsibility

1.1 <u>Exclusive Agency</u>. Owner hereby appoints Agent and Agent hereby accepts appointment on the terms and conditions of this Agreement, as sole and exclusive management agent of each property listed on <u>Schedule A</u> attached hereto and made a part hereof, as the same may be amended from time to time, (each such property is hereinafter referred to as a "Property" and more than one Property is referred to as "Properties"). <u>Schedule A</u> additionally sets forth the compensation payable to Agent (as provided in Article III hereof), and the types of services to be provided by Agent, with respect to each specific Property. <u>Schedule A</u> may be amended to add an additional real property or properties thereto, by a written agreement signed by both parties agreeing to a revised <u>Schedule A</u> as attached to such amendment, which revised <u>Schedule A</u> shall contain the same information as to each added Property as in the case of other Properties previously listed under <u>Schedule A</u>, and shall supersede any and each prior <u>Schedule A</u> for purposes of this Agreement.

1.2 <u>Management Function</u>. Subject to the exceptions, specifications, limitations and clarifications contained in this Agreement, Agent shall manage, operate, maintain, supervise and direct each Property in a manner equal to or better than retail projects of the same class in the immediate geographic area of such Property.

ARTICLE II

Services and Expenses

2.1 <u>Expense of Owner</u>. All acts performed by Agent as permitted under this Agreement shall be performed as the agent of Owner. All obligations or expenses which are related to the Properties and which are incurred by Agent in the performing of such acts, shall be for the account of, on behalf of, and at the expense of Owner, except as otherwise specifically provided in this Article II. Owner shall not be obligated to reimburse Agent for any expense (i) for office equipment or office supplies of Agent; (ii) for any overhead expenses of Agent; (iii) for gross salary and wages, payroll taxes, insurance, workmen's compensation, and other benefits of Agent's personnel; or (iv) of comprehensive crime insurance (including bonding employees), which insurance shall in all instances be purchased by Agent for its own account. All reimbursable payments made by Agent hereunder shall be reimbursed from funds deposited in an account established pursuant to Section 4.1 of this Agreement. Agent shall not be obligated to make any advance to or for the account of Owner or to pay any sums, except out of funds held in an account maintained under Section 4.1, nor shall Agent be obligated to incur any liability or obligation for the account of Owner without written assurance that the necessary funds for the discharge thereof will be provided by Owner.

2.2   Covenants Concerning Payment of Operating Expenses. Within ten (10) days after receipt of written notice from Agent, Owner covenants to pay all operating expenses in excess of Gross Receipts (as hereinafter defined) from any Property required to operate such Property. Owner further recognizes that the Properties may be operated in conjunction with other properties managed or owned by Agent and/or affiliates of Agent, and costs may be allocated or shared between such properties on a more efficient or less expensive basis. In such regard, Owner consents to the equitable allocation of costs and/or the sharing of any expenses in an effort to save cost or operate the Properties in a more efficient manner. In each instance where Agent manages several Properties for Owner, Agent shall segregate the income and expenses of each Property so that Gross Receipts from each Property will be applied only to the bills and charges from that Property.

2.3   Employment of Personnel. Agent shall investigate, hire, train, pay, supervise and discharge the personnel reasonably required to be employed in order to properly maintain and operate the Properties. It is understood and agreed that such personnel are not required to devote one hundred percent (100%) of their respective time to the operation and management of the Properties. Such personnel shall in every instance be deemed employees of Agent and not of Owner, who shall have no right to supervise or direct such employees. All salaries and wages of personnel employed by Agent hereunder including so-called fringe benefits, life, disability, medical and health insurance, pension plans, social security taxes, F.I.C.A., unemployment and other employment taxes, workmen's compensation, insurance, professional and technical training/fees, licenses, and the like, shall be at the sole expense of Agent.

2.4   Utility and Service Contracts. Agent shall make at Owner's expense and in Owner's name or in Agent's name, as agent for Owner, contracts and any required deposits for water, electricity, gas, telephone, vermin extermination, trash removal, janitorial services, furnace and air conditioning maintenance, elevator maintenance, security protection and other services deemed by Agent to be necessary or advisable for the operation of the Properties. Agent shall also place orders (in Owner's name or in Agent's name, as agent for Owner) for such equipment, tools, appliances, materials and supplies as are reasonable and necessary to properly maintain the Properties.

2.5   Maintenance and Repair of Property. Agent shall maintain, at Owner's expense, the buildings, equipment, personal property, furniture, appurtenances and grounds of each Property in accordance with standards of comparable retail properties of the same class in the immediate geographic area of such Property. Such maintenance shall include, without limitation thereof, interior and exterior cleaning, painting and decorating, plumbing, carpentry and such other normal maintenance and repair work as may be necessary and desirable. Agent shall also do or cause to be done all such acts or things in or about the Properties as shall be reasonably necessary or desirable to comply with any and all orders or violations affecting the Properties placed thereon by any governmental authority having jurisdiction over the Properties or by any Board of Fire Underwriters or similar body.

2.6   Insurance. Owner shall, at Owner's expense, place or cause to be placed and kept in force all forms of insurance necessary to protect Owner and Agent, including (but not limited to), workmen's compensation insurance, public liability insurance, boiler insurance, fire and extended coverage insurance, burglary and theft insurance. All insurance coverage shall be placed with such companies, at least in such amounts, and with such beneficial interest appearing therein as shall be in conformity with the requirements of any mortgage or deed of trust on the Property in question. Agent shall promptly investigate and make a full and timely written report to the insurance company as to all accidents, claims for damages relating to the ownership, operation and maintenance of the Properties, any damage or destruction to the Properties and the estimated cost of repair thereof and shall prepare any and all reports required by any insurance company in connection therewith. All such reports shall be timely filed with the insurance company as required under the terms of the insurance policy involved.

Owner shall attempt to, but shall not be required to, procure an appropriate clause in, or endorsement on, each of the policies for fire or extended coverage insurance and on all other forms of property damage insurance including, but not limited to, coverage such as water damage, property damage insurance, boiler and machinery insurance, sprinkler leakage insurance, covering the Properties or personal property, fixtures or equipment located thereon, whereby the insurer waives subrogation or consents to a waiver of the right of recovery against Agent, and having obtained such clause or endorsement of waiver of subrogation or consent to a waiver of right of recovery, Owner hereby agrees that it will not make any claim against or seek to recover from Agent for any loss or damage to property of the type covered by such insurance; provided, however, to the extent that such clause or endorsement of waiver of subrogation or consent to a waiver of right of recovery is not available, the foregoing waiver of claims by Owner shall be ineffective to the extent same would adversely effect the collectability or effectiveness of any insurance coverage. It is understood and agreed that with respect to any insurance provided hereunder for the purpose of covering Agent's interest, the Owner shall be responsible for the payment of all premiums thereon. All dividends or return premiums in connection with such insurance shall belong to Owner.

Agent shall promptly notify Owner of (i) any fire or other substantial damage to any Property and (ii) any personal injury or property damage occurring to or claimed by any tenant or third party on or with respect to any Property.

Agent shall use its good faith efforts to cause to be inserted in any new service and supply contract prepared or executed by Agent in connection with the Properties provisions to the effect that the contracting party shall indemnify and save harmless Agent and Owner from and against all claims, tosses and liability resulting from any damage to or injury to, or death of, persons or property caused or occasioned by or in connection with or arising out of any action or omissions of said contracting party or its employees or agents, and from and against all costs, fees, and attorneys expenses in connection therewith. Prior to permitting any contractor or subcontractor, retained by Agent, upon any Property, or any part thereof, to commence any work therein, and for the duration of the contract, the Agent shall use its good faith efforts to obtain copies of such contractor's or subcontractor's insurance as follows:

workers compensation, employers liability, automobile liability and commercial general liability insurance (including blanket contractual coverage) the last named policy to include the interests of the Owner and Agent as additional insured and for not less than a combined single limit of $1,000,000 per occurrence bodily injury and property damage, unless lower limits are prior approved by Owner's insurance representatives.

2.7   Collection of Monies. Agent shall use commercially reasonable efforts to collect all rent and other charges due from tenants, Owner authorizes Agent to request, demand, collect, receive and receipt for all such rent and other charges and, subject to the requirements of any mortgage or deed of trust encumbering the Property in question, to institute legal proceedings in the name of, and as an expense reimbursable by, Owner for the collection thereof. Notwithstanding the foregoing, without Owner's consent, Agent shall not institute any legal proceedings for the dispossession of tenants or other persons from the Properties, or cancel or terminate any lease, license or concession agreement for the breach thereof or default thereunder by the tenant, licensee or concessionaire. Reimbursable expenses incurred by Agent for the foregoing may include the engaging of legal counsel for any such matter. All moneys collected by Agent shall be forthwith deposited in the applicable bank account referred to in the first sentence of Section 4.1 of this Agreement.

2.8   Agent Disbursements. Agent shall from the funds collected and deposited for each Property, cause to be disbursed regularly and punctually: (a) the amounts to be paid monthly pursuant to any mortgages or deeds of trust covering the Property, including therein amounts due under any such mortgage for interest, amortization of principal and for allocation to reserves or escrow funds established by the terms of any mortgage or deed of trust encumbering the Property; (b) the amount of all real estate taxes and other impositions levied by appropriate authorities which, if not escrowed with any mortgagee, shall be paid before interest begins to accrue thereon; (c) amounts otherwise due and payable as operating expenses of the Property authorized to be incurred under the terms of this Agreement; and (d) any reimbursements, compensation or fees due to Agent under the terms of this Agreement.

2.9   Use and Maintenance of Premises. Agent agrees that it will not knowingly permit the use of the Properties for any purpose which might void any policy of insurance held by Owner or which might render any loss thereunder uncollectible, or which would be in material violation of any government restriction or any covenant or restriction of any lease of the Properties. It shall be the duty of Agent at all times during the term of this Agreement to operate and maintain each Property in substantially the same manner as is customary and usual in the operation and maintenance of facilities of comparable class, location and standing as such Property, consistent with the expressed plan of Owner. Agent shall, at all times, use its good faith efforts to secure substantial compliance by the tenants with the terms and conditions of their respective leases. Agent shall be expected to perform such other acts and deeds as are reasonable, necessary and proper in the discharge of its duties under this Agreement. All costs of correcting or complying with, and all fines payable in connection with, all orders or violations affecting the Properties placed thereon by any governmental authority or Board of Fire Underwriters or other similar body shall be at the cost and expense of Owner, unless, subject to events beyond Agent's control, they are caused by Agent's grossly negligent or willful failure to perform its duties under this Agreement, in which case, and to that extent, such costs shall be borne by Agent. Agent may obtain services or goods, at Owner's expense, for the Properties from affiliates of Agent but only if such services and goods are of comparable quality with, of competitive prices and otherwise competitive with, comparable goods and services of third parties.

2.10   Records and Reporting.

2.10.1   Books of Accounts. Agent shall maintain adequate and separate books and records for each Property, the entries to which shall be supported by sufficient documentation to ascertain that said entries are properly and accurately recorded to each Property. Such books and records shall be maintained by Agent at Agent's address stated on the signature page hereof or at such other location as may be mutually agreed upon in writing. Agent shall ensure such control over accounting and financial transactions as is reasonably required to protect the assets from error or fraudulent activity on the part of Agent's associates or employees,

2.10.2   Account Classification. Agent shall adopt Owner's chart of accounts (a system of classification of accounting entries) or provide a means of classification acceptable to and approved by Owner which can be easily translated by Owner to Owner's requirements.

2.10.3   Financial Reports. Agent shall furnish to Owner reports of all transactions occurring from the first through last day of each calendar month during the term of this Agreement, for receipt by Owner no later than fifteen (15) days after the end of each such month, and must show all collections, delinquencies, uncollectible items, vacancies, and other matters, including but not limited to any matters hereafter specifically requested by Owner, pertaining to the management, operation and maintenance of each Property during the subject month. The reports shall include the items listed on Schedule A attached hereto and also shall include a comparison of monthly and year-to-date actual income and expense with the Budget for each Property.

2.10.4   Supporting Documentation. As additional support to the monthly financial statement, Agent shall make available to Owner copies of the following:

(a)   all bank statements, bank deposit slips and bank reconciliation's,

(b)   detailed cash receipts and disbursement records,

(c)   detailed trial balance (if available),

(d)   summaries of adjusting journal entries, and

(e)   supporting documentation for payroll, payroll taxes and employee benefits.

2.10.5   Accounting Principles. All financial statements and reports required by Owner will be prepared on both a cash and an accrual basis in accordance with generally accepted accounting principles.

2.10.6   Tax Returns. In no event shall Agent be responsible for preparation of any federal, state or local income or other tax returns on behalf of the Owner.

2.10.7   Audit Rights. Owner reserves the right for Owner's employees, or others appointed by Owner, at any reasonable time and upon reasonable notice, to (i) conduct examinations of the books and records maintained for Owner by Agent no matter where such books and records are located, and (ii) perform any and all additional audit tests relating to Agent's activities either at any Property or at any office of the Agent, provided such audit tests are related to those activities performed by Agent for Owner; provided further, however, such examinations and audit tests shall be conducted in a manner which does not unreasonably interfere with the day to day operations of Agent and its office and staff.

Should Owner's employees or appointees discover either weaknesses in internal control or errors in record keeping, Agent shall correct such discrepancies either upon discovery or within a reasonable period of time after written notice thereof. Agent shall inform Owner in writing of the action taken to correct such audit discrepancies.

Any and all such audits conducted either by Owner's employees or appointees will be at the sole expense of Owner.

        2.10.7.1   License and Permits. Agent shall apply for and obtain and maintain in the name and at the expense of Owner all licenses and permits (including deposits and bonds) required of Owner and Agent in connection with the management and operation of the Properties. Owner agrees to execute and deliver any and all applications and other documents and to otherwise cooperate to the fullest extent with Agent in applying for, obtaining, and maintaining such licenses and permits.

2.11   Competitive Bidding. All contracts for repairs, capital improvements, goods and services exceeding $10,000.00 shall be awarded on the basis of competitive bidding solicited by Agent in the following manner:

        2.11.1   A minimum of two (2) written bids shall be obtained for each purchase over $10,000 and up to $25,000. For purchases equal to $25,000 or more, at least three (3) written bids shall be obtained.

        2.11.2   Each bid will be solicited in a form so that uniformity will exist in the bid quotes.

        2.11.3   Except as herein provided, Agent may accept the lowest qualified bid without prior approval from Owner, if the expenditure is provided for in the Budget for that Property or in a lease approved by Owner.

        2.11.4   If the expenditure is not provided for in the Budget, Agent shall provide Owner with all bid responses accompanied by Agent's recommendations as to the most acceptable bid. if Agent advises acceptance of other than the lowest bidder, Agent shall adequately support, in writing, its recommendations.

        2.11.5   Owner shall be free to accept or reject any and all bids and Owner will promptly communicate to Agent its acceptance or rejection of bids.

2.12   Construction Supervision. Agent shall supervise the installation and construction, as authorized by Owner pursuant to the terms of this Agreement or any executed tenant lease, of all capital improvements (including any common area improvements) to, and all tenant finish improvements on, the Properties, for which Agent is to provide construction supervision under this Agreement (as indicated on Schedule A hereto). Such supervision shall include without limitation, (i) negotiation of construction contracts, and making recommendations regarding terms of construction contracts, (ii) enforcement of the provisions of all executed construction contracts and (iii) scheduling and coordinating construction work, and making arrangements or causing arrangements to be made, as necessary, reasonable and appropriate, to minimize the following conditions which may result from or in connection with construction work: debris and clutter on building premises, inconvenience to building tenants and blockage of access to and throughout the building. Construction fees will be paid to Agent by Owner when due under, and in accordance with the terms of Schedule A of this Agreement and any other applicable construction supervision fee agreement approved and signed by Owner.

ARTICLE III

Compensation

3.1   Compensation. Agent shall receive remuneration for its services in managing, and supervising construction work on the respective Properties in amounts and at times as specified and provided for in this Article III.

3.2   Management Fee. Agent shall be paid a management fee for all Properties for which Agent is to provide management services under the terms of this Agreement (as shown on Schedule A), which may be calculated by either or both of the following methods, in accordance with the provisions of Schedule A,, and shall be payable as specified on Schedule A. Either or both of the following fees may be specified:

3.2.1   An annual management fee, independent of income, payable in equal monthly installments. The amount of such fee, if any is payable, is as shown on Schedule A.

3.2.2   A management fee calculated on the basis of a percentage of the Gross Receipts actually collected and remitted for the subject Property or Properties during each calendar month. Such percentage, if any is payable, is as shown on Schedule A.

"Gross Receipts" for the purposes hereof will include (a) actual revenues from the rental of tenant space in the subject Property (including parking rentals, percentage rentals, consumer price index adjustment payments, base rental payments (including any portions thereof which are denominated as being a "basic cost stop," "operating cost stop" or other similarly phrased item), any operating expense pass-throughs or common area maintenance, tax or insurance expense pass-throughs, and minimum guaranteed rental payments, however denominated), (b) other miscellaneous operating receipts, and (c) proceeds from rent or business interruption insurance. "Gross Receipts", however, shall not include the following:

3.2.2.1   security deposits, unless and until such deposits are applied as rental income upon termination of a lease,

3.2.2.2   advance rents, until the month in which payments are to apply as rental income (except in the event of a lease buyout or settlement,

3.2.2.3   monies collected for capital items which are paid for by tenants, and

3.2.2.4   interest income.

3.2.3   Upon remission of each Property's invoice for management fees, Agent shall submit to Owner, Agent's calculation of its management fee for the subject period.

3.3   <u>Construction Fees</u>. Agent shall be paid construction fees for supervision or general contracting fee on construction work within any Property for which Agent is to provide construction supervision or general contracting services under the terms of this Agreement (as indicated on <u>Schedule A</u>), which appropriate fee shall be calculated and payable in accordance with the provisions of <u>Schedule A</u>.

ARTICLE IV

Procedures for Handling Receipts and Operating Capital

4.1   <u>Separation of Owner's Monies</u>. Agent shall open and maintain a bank account or accounts for each Property in a financial institution approved by Owner in which shall be deposited all funds of Owner related to the Property in question. Out of each account, Agent shall pay the operating expenses of the respective Property and any other payments relative to the Property as required by the terms of this Agreement Withdrawals from such account or accounts shall be made upon the signature or signatures of such person or persons as Agent shall designate. In no event shall Agent have any liability for any losses incurred in connection with the failure of any financial institution approved by Owner.

4.2   <u>Excess Funds</u>. Any excess operating funds shall be transferred at the written request of Owner to a bank account opened and maintained by Owner, provided that Agent shall not be required to make any such transfer if the transfer would reduce the balance of operating funds below those funds reasonably required to pay ongoing or anticipated operating expenses for a reasonable time thereafter; provided, further, that Agent may also maintain sufficient reserves to pay when due periodic recurring expenses such as real estate taxes and insurance premiums.

4.3   <u>Working Capital</u>. In addition to the funds derived from the operation of each Property, Owner shall furnish and maintain in the operating accounts of such property such other funds as may be necessary to discharge financial commitments required to efficiently operate the subject Property, to meet all payrolls and to discharge all accounts payable. Agent shall have no responsibility or obligation with respect to the furnishing of any such funds.

4.4   <u>Authorized Signatures</u>. Any person from time to time designated by Agent shall be authorized signatories on all bank accounts established by Agent pursuant to this Agreement and shall have authority to make disbursements from such accounts. Funds may be withdrawn from all bank accounts established by Agent, in accordance with this Article IV, only upon the signature of an individual (i) who has been granted that authority by Agent or (ii) designated by Owner; provided, however, funds may not be withdrawn from such accounts by Owner unless Owner has delivered prior written notice of such withdrawal to Agent.

4.5   Security Deposit Account. Where law requires that tenant security deposits be separately maintained, a separate account will be opened by Agent at a bank approved by Owner. Agent shall maintain detailed records of all security deposits deposited in each account.

ARTICLE V

Term and Termination

5.1   Term. This Agreement shall commence upon the Commencement Date shall continue for twelve (12) months thereafter and shall automatically renew for consecutive twelve (12) month periods thereafter, unless at least thirty (30) days prior to the expiration of the current term either Owner or Agent delivers written notice to the other party of its intention not to renew this Agreement for another term. Notwithstanding the foregoing, this Agreement may be terminated earlier as follows:

5.1.1   this Agreement is terminated in writing in its entirety or with regard to a specific Property upon the mutual agreement of Owner and Agent;

5.1.2   this Agreement is terminated by Owner, pursuant to Section 6.3 hereof, on account of Agent's default hereunder;

5.1.3   this Agreement is terminated by Agent pursuant to Section 6.4 hereof, on account of Owner's default hereunder; or

5.1.4   thirty (30) days after the date on which Agent or Owner delivers written termination notice to the other party, which notice may be delivered with or without cause, or

5.1.5   this Agreement shall automatically terminate upon consummation of the sale of the Property by Owner to a non-Affiliated purchaser. Unless terminated by Mortgagee (or any other successor to Owner's interest in the Property by purchase at foreclosure sale, deed in lieu of foreclosure, or similar transaction) under other provisions of this Agreement, this Agreement shall survive any foreclosure, trustee's or sheriff's sale, or deed in lieu of foreclosure.

5.2   Expiration of Term. Upon the expiration of the term hereof pursuant to Section 5.1 preceding, Agent shall deliver to Owner all funds, including tenant security deposits, books and records of Owner then in possession or control of Agent, save and except such sums as are then due and owing to Agent pursuant to this Agreement, and shall render a final accounting to Owner, at Owner's expense, within thirty (30) days after termination of this Agreement, reflecting the balance of income and expenses of the Properties as of the date of termination. Agent shall have the right to retain copies of any items delivered to Owner pursuant to this Section 5.2.

ARTICLE VI

Defaults

6.1   Default by Agent. Agent shall be deemed to be in default under this Agreement in the event Agent shall fail (a) to pay to Owner any sums of money due from Agent to Owner pursuant to the terms of this Agreement within ten (10) days of written notice from Owner to Agent, or (b) to keep, observe or perform any material covenant, agreement, term or provision of this Agreement to be kept, observed or performed by Agent, and such default shall continue for a period of thirty (30) days after written notice thereof by Owner to Agent or if such default cannot be cured within such thirty (30) day period, then such additional period as shall be reasonable, provided Agent has proceeded to commence cure of such default and diligently proceeds to prosecute such cure to its completion.

6.2   Defaults by Owner. Owner shall be deemed to be in default hereunder in the event Owner shall fail (a) to pay to Agent any sums of money due from Owner to Agent pursuant to the terms of this Agreement within ten (10) days of written notice from Agent to Owner, or (b) to keep, observe or perform any material covenant, agreement, term or provision of this Agreement to be kept, observed or performed by Owner (other than the payment of money to Agent) and such default shall continue for a period of thirty (30) days after written notice thereof by Agent to Owner if such default cannot be cured within such thirty (30) day period, then such additional period as shall be reasonable, provided that Owner is capable of curing same and has proceeded to commence cure of such default and diligently proceeds to prosecute such cure to its completion.

6.3   Remedies of Owner. Upon the occurrence of an event of default by Agent as specified in Section 6.1 of this Agreement, Owner shall have the right, but not the obligation, to terminate this Agreement by delivering written notice to Agent, such termination to be effective five (5) days after delivery of such notice. Regardless of whether Owner so terminates this Agreement pursuant to this Section 6.3, Owner shall have the right to pursue any remedy it may have at law or in equity against Agent as a result of such default.

6.4   Remedies of Agent. Upon the occurrence of an event of default by Owner as specified in Section 6.2 of this Agreement, Agent shall have the right, but not the obligation, to terminate this Agreement by delivering written notice to Owner, such termination to be effective five (5) days after delivery of such notice. Regardless of whether Agent so terminates this Agreement pursuant to this Section 6.4, Agent shall have the right to pursue any remedy it may have at law or in equity against Owner as a result of such default and Owner shall continue to be obligated to pay and perform all of its obligations which have accrued prior to the date of such termination.

ARTICLE VII

Budget

7.1   Budget Preparation. No later than forty five (45) days after the commencement of this Agreement, Agent shall prepare and submit to Owner a proposed "Budget" (herein so called) for each Property for the forthcoming calendar year, and on or before each October 1 thereafter, Agent shall prepare and submit a proposed Budget for each property for the following calendar year. The Budget shall consist of (i) an "Operations Budget" (herein so called) which shall be an estimate of receipts and expenditures for the management, maintenance, supervision, direction, and operation of the subject Property for the calendar year in question, including a schedule of anticipated rentals and a schedule of any routine and non-routine repairs or maintenance and preventive maintenance projects to be carried out during such calendar year; and (ii) a "Capital Budget" (herein so called) which shall be an estimate of any capital replacements, substitutions, and/or additions to the subject Property or any component thereof to be accomplished during such calendar year.

7.2 <u>Budget Approval</u>. Within thirty (30) days after a proposed Budget is so submitted to Owner, Owner shall endeavor to approve such proposed Budget or notify Agent of any revisions therein which Owner deems reasonably necessary. If Owner approves a proposed Budget, or if Owner fails to approve or make revisions to a proposed Budget within thirty (30) days after it is submitted to Owner by Agent, such proposed Budget shall be deemed approved and shall thereafter constitute the Budget for the calendar year in question for all purposes hereof. If the Owner makes revisions to a proposed Budget within such thirty (30) day period, and Agent does not make reasonable objections to such proposed revisions within fifteen (15) days after receipt thereof, then such proposed Budget, together with the proposed revisions made by Owner, shall be deemed thereafter to constitute the Budget for the calendar year in question for all purposes hereof. In the event Agent timely makes any reasonable objection to any proposed revision by Owner to a proposed Budget, Owner and Agent shall cooperate with each other to resolve any questions with respect to such revisions to such proposed Budget and shall use their best efforts to agree upon an approved Budget for such Property for the calendar year in question prior to the beginning of the calendar year to which such Budget relates. In the event Owner and Agent fail to agree upon a Budget for any calendar year prior to the commencement thereof, Agent shall continue to manage, maintain, supervise, direct, and operate such property in accordance with the Operations Budget for the previous calendar year until a new Budget is approved; provided, however, that Agent shall be authorized during any interim period to reasonably exceed the budgeted amounts for taxes, utilities, and contract services to the extent required to maintain the same level of service provided during the prior calendar year if the cost of such items have increased above the amounts budgeted therefore for the prior calendar year. Notwithstanding the foregoing, in the event Owner and Agent are unable to agree after a reasonable period of time as to revisions requested by Owner to a proposed Budget, Owner shall prevail and the proposed Budget shall be deemed approved as so revised by Owner and shall thereafter constitute the Budget for the calendar year in question for all purposes hereof; provided, however, that Agent shall be relieved of its obligations hereunder with respect to standards of performance, to the extent that sums budgeted are insufficient reasonably to permit performance to the level required herein.

7.3 <u>Revised Budgets</u>. Agent shall have the right from time to time during each calendar year to submit revised budgets to Owner for approval. Owner shall endeavor promptly to reject or approve the same or make such revision thereto as Owner may deem reasonably necessary and proper. Once approved or so revised by Owner, such a revised budget shall be incorporated and become part of such Budget.

7.4 <u>Budget Limitations</u>. The approved Operations Budget shall have major line items which may include, but are not limited to, the following: Cleaning, Contract Services, Maintenance and Repairs, Payroll, Administration, Insurance, Property Taxes, and Utilities and shall constitute an authorization for Agent to expend money to operate and manage such Property and Agent may do so without further approval as long as Agent does not (i) exceed the total budgeted amount for any of the aforementioned major line items by more than five percent

(5%), and (ii) exceed the total budgeted amount for all line items by more than $50,000. Agent shall be authorized to reallocate budgeted funds among the various subcategories or subline items under each of the aforementioned major line items in a Budget; provided, that without Owner's written consent Agent shall not reallocate funds between any of the aforementioned major line item categories, or between the Operations Budget and the Capital Budget.

7.5   Capital Purchases. With respect to repair, replacement, purchase and installation of capital items and any design and consultation services related thereto, Agent shall recommend that Owner purchase or perform these items when Agent believes them to be necessary or desirable, which recommendations shall, under normal circumstances, be made in connection with the submission to Owner of a proposed Budget for the calendar year in which such major expenditures are recommended to be made. Agent is authorized, at Owner's expense, to repair, purchase and install any capital item to the extent provided in the Capital Budget.

7.6   Emergency Situations. Notwithstanding anything in this Article VII to the contrary, in emergency situations Agent shall be authorized to make expenditures not approved by this Article VII to the extent that each such expenditure is either (i) immediately required by law, (ii) necessary to prevent injury to person or substantial injury to property, or (iii) not in excess of $20,000.00; provided, however, Agent shall notify Owner of each such expenditure promptly after incurring same.

ARTICLE VIII

Miscellaneous Provisions

8.1   No Assignment by Agent, Etc. Agent shall not have the right to assign, transfer or convey any of its rights, title or interest hereunder to any entity not an affiliate, parent or subsidiary of Agent.

8.2   Notices. Any notice or other communication required or permitted to be given pursuant to the terms of this Agreement shall be deemed to have been given and received (i) when delivered, if delivered in person to a party hereto or to an officer or general partner of a partner or to an officer of a general partner of a party hereto to whom such notice is directed or (ii) whether or not actually received, three business days after a registered or certified letter containing such notice, postage prepaid, addressed to the address set forth on the signature page of this Agreement, or to such other address as any party hereto may from time to time specify by written notice to the other parties hereto, has been deposited in a regularly maintained receptacle for the deposit of United States mail.

8.3   Severability. If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

8.4   No Waiver of Default. The failure of Owner or Agent to seek redress for any violation of, or to insist upon the strict performance of, any term or condition of this Agreement shall not prevent a subsequent act by the Owner or Agent, which would have originally constituted a violation of this Agreement by Owner or Agent, from having all the force and effect of an original violation. Owner or Agent may restrain any breach or threatened breach by Owner or Agent of any term or condition herein contained, but except as specifically herein provided to the contrary, the mention herein of any particular remedy shall not preclude Owner or Agent from any other remedy it might have against the other either at law or in equity. All rights and remedies that Owner or Agent may have at law, in equity or otherwise for any breach of any term or condition of this Agreement, shall be distinct, separate and cumulative rights and remedies and no one of them, whether exercised by Owner or Agent or not shall be deemed to be in exclusion of any other right or remedy of Owner or Agent.

8.5   Indemnity. Owner will defend, indemnify, and hold Agent (and any affiliate, parent, subsidiary, partner, officer, director, shareholder, employee or agent of Agent) harmless of, from, and against any and all claims, expenses, losses, or liabilities that are asserted against, or sustained or incurred by, Agent in the proper performance of Agent's duties under this Agreement or otherwise within the scope of the agency established by this Agreement. Agent will not be liable to Owner for any act or omission that is undertaken in good faith and with the same degree of care, prudence, and skill as Agent exercises in the management of its own properties or as other similarly situated agent's exercise in the management of similar properties. In no event will Agent be liable to Owner for any consequential loss or damage, unless caused by Agent's gross negligence or intentional misconduct; and Agent will not be liable to Owner for excusable mistake or neglect, or for any error of judgment. Agent will defend, indemnify, and hold Owner (and any partner, officer, director, shareholder, employee or agent of Owner) harmless of and from any claims, losses, or liabilities that are asserted against, or sustained or incurred by, Owner because of Agent's unjustified failure or refusal to perform Agent's duties under this Agreement. The foregoing indemnities include any and all costs and expenses properly incurred in connection with any proceedings to enforce or defend any indemnified claim. Owner acknowledges that the intent of this Section 8.5 is to indemnify Agent (and any affiliate, parent, subsidiary, partner, officer, director, shareholder, employee or agent of Agent) with respect to its negligence, but in no event shall any such party be indemnified with respect to its gross negligence or willful misconduct. The indemnities in this Section shall survive the expiration of termination of this agreement.

8.6   Competitive Projects. Agent and Owner may each, individually or with others, engage or possess an interest in any other project or venture of every nature and description, including but not limited to, the ownership, financing, leasing, operation, management, brokerage, development and sale of real property, including projects other than the Properties, whether or not such other venture or projects are competitive with the Properties and either party hereto shall have any claim as result hereof to such project or venture or to the income or profits derived there from.

8.7   Owner's Representative. From time to time, Owner shall notify Agent of one or more individuals who are designated as "Owner's Representative" (herein so called) for purposes of this Agreement. In any ease where Owner's approval or consent is required under the terms of this Agreement, Agent shall be entitled to rely upon the approval or consent of Owner's Representative and shall have no obligation or duty to seek any further consents, approvals or ratification's from any other party or parties. Owner shall have the right to designate a substitute Owner's Representative by delivery of written notice to Agent.

8.8   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH LAWS OF THE STATE OF TEXAS.

8.9   Modification—Termination. This Agreement terminates any and all prior management agreements between Owner and Agent relating to the Properties and any amendment, modification, termination or release hereof may be affected only by a written instrument executed by Owner and Agent.

8.10   Attorneys' Fees. Should either party employ an attorney or attorneys to enforce any of the provisions hereof or to protect its interest in any manner arising under this Agreement, or to recover damages for the breach of this Agreement, the non-prevailing party in any action agrees to pay to the prevailing party all reasonable costs, damages and expenses, including attorneys' fees, expended or incurred in connection therewith.

8.11   Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.

8.12   Confidential Information. The terms and provisions of this Agreement and any financial, leasing, or other information obtained by the Agent in performance of its duties under this Agreement that relates to the real estate or business activities of Owner or its Affiliates shall be kept confidential and, unless otherwise required by law, shall not be disclosed by Agent or its employees to others without the prior written approval of Owner (provided, however, nothing herein shall prohibit such disclosure to Agent's legal counsel or as part of any legal proceeding to enforce Agent's rights under this Agreement). All contracts entered into by Agent on Owner's behalf shall impose comparable confidentiality requirements on the parties to the contracts.

8.13   Third Party Liability. In the performance of its duties as agent and manager of the Properties, Agent shall act solely as the agent of the Owner, All debts and liabilities to third persons incurred by Agent in the course of its operation and management of the Properties shall be the debts and liabilities of the Owner only, and Agent shall not be liable for any such debts or liabilities.

8.14   No Joint Venture. Nothing contained in this Agreement shall be deemed or construed to create a partnership or joint venture between Owner and Agent or to cause Agent to be responsible in any way for the debts or obligations of Owner or any other party, it being the intention of the parties that the only relationship hereunder is that of agent and principal.

8.15   Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the matters herein contained and any agreement hereafter made shall be ineffective to effect any change or modification, in whole or in part, unless such agreement is in writing and signed by the party against whom enforcement of the change or modification is sought.

8.16   Limitation of Agent's Liability. The liability of Agent hereunder shall be limited to the assets of Agent and no other partner, director, officer, agent, servant, employee, representative or affiliate shall have any personal liability for the obligations and liabilities of Agent under this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed by their authorized representatives as of the Commencement Date.

OWNER:

FREEDOM LHV LLC
By: Freedom REIT LLC,
        a Delaware limited liability company
Its: Manager



By:_____

Name:____Brian Mitts_____
        Chief Operations Officer
Title:_____

AGENT:

NexBank Securities, Inc. d/b/a
NEXBANK REALTY ADVISORS

By:_____
      Alan Head
      President & COO

SCHEDULE A

PROPERTIES AND MANAGER'S RESPONSIBILITIES AND COMPENSATION

IDENTIFICATION/ STREET ADDRESS	TYPE OF PROPERTY	MANAGER'S COMPENSATED RESPONSIBILITIES
718 N. Buckner, Dallas, TX	Retail	Management and Construction Supervision

MANAGEMENT FEES

Agent shall receive a management fee for each Property for which it has management responsibilities under the terms of this Agreement. Such management fee shall be in an amount per calendar month equal to four percent (4%) of the Gross Receipts (as described in Section 3.2 of this Agreement) actually collected and remitted for each subject Property during the subject calendar month.

CONSTRUCTION FEES

Agent shall receive construction fees for each Property for which it has construction supervision responsibilities under the terms of this Agreement. Such construction fee shall be in an amount equal to three percent (3%) the hard costs actually paid by Owner for performance of the subject capital improvement or tenant finish construction work pursuant to the terms of the applicable construction contract therefore. Such construction fee shall be due and payable to Agent when Agent certifies in writing to Owner that the subject construction work has been completed in a good and workmanlike manner, all lien releases and waivers have been obtained and, in the instance of tenant improvement construction work, the subject work has been accepted by the tenant.

MONTHLY REPORT FORMS

1. Balance Sheet
2. Income and Expense Statement (including budget to actual comparison)
3. Cash Flow Statements
4. Accounts Receivable Aging
5. Rent Roll
6. Monthly Budget/Actual Variance Analysis
7. Bank Reconciliation